Filed by The Growth for Good Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: The Growth for Good Acquisition Corporation

Commission File No.: 001-41149

CHATTERLEY: Welcome back to "First Move"! Clean energy solutions coming to Africa one refuse truck at a time. My next guest celebrating a major deal to retrofit thousand refuse collection vehicles starting in Ghana, replacing polluting combustion engines with zero emission electric motors.

The company says this will stop 400,000 metric tons of CO2 being emitted over five years. And it's a pollution solution which could be scaled up around the world. ZeroNox specializes in retrofitting existing vehicles with battery tech and says customers range from Los Angeles Airport to Oprah Winfrey's Ranch.

Vonn Christenson is the Co-Founder and CEO and he joins us now. Vonn fantastic to have you on the show! So we've sort of given a broad brush explanation of what your company does, but it's not just about an African solution, though. This deal seems pretty exciting. Walk us through this fast.

VONN CHRISTENSON, CO-FOUNDER AND CEO, ZERONOX: Yes. No, it's a very exciting deal. It's collaboration with the just spunk group of companies in Ghana, Africa. And they are a company with a lot of subsidiaries.

Their largest of which is Zoom Lion that does waste management and we've entered into an agreement with them to electrify thousands of their refuse trucks. And the first one, the Alpha version was publicly announced last week.

[09:45:00]

CHATTERLEY: Congratulations on that. Just explain what your target vehicles are? Because it's not just about refuse trucks, as I mentioned, or garbage trucks. You also can do farm equipment, forklift truck, as well?

CHRISTENSON: That's correct. So our focus is on off highway vehicles. In fact, we've entered into a business combination agreement with the spec growth for Good Acquisition Corporation. And in that process, we've been informed that we will be the first publicly traded company that focuses on electrifying off highway vehicles.

CHATTERLEY: What's the cost to adapt these vehicles versus, for example, buying a new electric one? If indeed, they're available? Because with a forklift truck, I'm not sure I've ever seen one. Just talk to us about the cost to do it, versus if you can buy one of these vehicles versus the cost savings and how quickly it pays back or at least breaks even?

CHRISTENSON: You bet. So the cost for electrifying a vehicle is approximately half the cost of a new vehicle. And a lot of that cost is related to the battery. But the return on investment is also tremendous. Then, for instance, with the refuse truck electrification project with just spawned group, their return on investment is expected to be just a little over two years.

And part of that is because the fuel in Africa is a lot dirtier. And because of that they require more maintenance, more service. Also, it's the fuel is more expensive. And the flip side of that and part of the reason why this collaboration with just sprung in Africa is a perfect fit for electrification is because they also actually have a cleaner energy grid than we do here in California where we're located because of the hydro dam power that they have.

CHATTERLEY: That's such a great point. What about charging infrastructure, though, in these cases because the question always comes back to the ability to charge. And in these cases, I guess, charging overnight?

CHRISTENSON: That's correct. So the way we design these electrification e- kits, is that they're designed to be able to perform the full duty cycle during the day and be able to recharge at night. Part of the solution that ZeroNox provides to our customers is not only the electrification but also the charging infrastructure and the support and service that have needed to truly be an effective and efficient electrification solution.

And so in addition to the thousand, truck, refuse truck electrification project that we're doing which is sprung, we've also entered into a joint venture with them to bring electrification solutions, including infrastructure, including electric sedans, and UTVs and forklifts to the Ghanaian and West African industry.

CHATTERLEY: You know, back in March, I read that you've produced 800 vehicles, or at least adapted 800 vehicles over the last two years, can you just bring me up to date with what you've done and the cost of the company?

Because you mentioned there in the introduction, that you're involved with a special purpose acquisition company, which for my audience, so that they understand that we've talked about this a lot, it's been quite hairy thing over the last 18 months or so as a way to raise money.

Are you profitable? What kind of cash burn? What are the challenges because I think this is something certainly that the whole industry is focused on?

We love the idea of electrification, the cost of achieving it, is something else?

CHRISTENSON: That's true. And there's no doubt that is one of the challenges in this space. But it's also the great opportunity. Our philosophy here at ZeroNox is, of course, we need to provide a sustainable solution that's clean for the environment.

But we need to do so in a way that's economical, and high performing. And when we look at where we're located here in the Central Valley of California, it's an AG community. And that's -- those were our initial investors that was the initial vision is to help electrify the agricultural space.

But as we've gotten further into this industry, we've realized it's not just agriculture, its mining, it's construction, it's the port's it's the railroads. All of these parts of our economy need to electrify and they all want to electrify, but they need to do so in a way that is going to be economical, and that's going to continue to perform at the high level that the internal combustion engine vehicles too.

CHATTERLEY: Yes, it has to otherwise we're not going to see a tipping point and a push towards this. And as always, I have 20 more questions than I have time for Vonn, you're going to come back I'm going to track your progress and I look forward to--

CHRISTENSON: I would love to do so.

[09:50:00]

CHATTERLEY: It's a day.

CHRISTENSON: Great.

CHATTERLEY: Thank you. Vonn Christenson there the Co-Founder and CEO ZeroNox! OK, still ahead, no rose colored glasses at the Vision Fund soft banks investment arm still looking a little blurry, the details just ahead.

* * *

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between The Growth for Good Acquisition Corporation (“G4G”) and Zero Nox, Inc. (“ZeroNox”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) actual market adoption and growth rates of electrification technologies for commercial and industrial vehicles; (ii) ZeroNox’s ability to convert trial deployments with truck fleets into sales orders; (iii) delays in design, manufacturing and wide-spread deployment of ZeroNox’s products and technologies; (iv) failure of ZeroNox’s products to perform as expected or any product recalls; (v) ZeroNox’s ability to expand its relationships with OEMs and fleet owners, and its distribution network; (vi) ZeroNox’s ability to develop vehicles of sufficient quality and appeal on schedule and on large scale; (vii) ZeroNox’s ability to raise capital as needed; (viii) management’s ability to manage growth; (ix) the macroeconomic conditions and challenges in the markets in which ZeroNox operates; (x) the effects of increased competition in the electrification technology business; (xi) ZeroNox’s ability to defend against any intellectual property infringement or misappropriation claims; (xii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of G4G’s securities, (xiii) the risk that the transaction may not be completed by G4G’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by G4G, (xiv) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of G4G and the receipt of certain governmental and regulatory approvals, (xv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (xvi) the effect of the announcement or pendency of the transaction on ZeroNox’s business relationships, operating results and business generally, (xvii) risks that the proposed transaction disrupts current plans and operations of ZeroNox and potential difficulties in ZeroNox employee retention as a result of the transaction, (xviii) the outcome of any legal proceedings that may be instituted against ZeroNox or against G4G related to the Merger Agreement or the proposed transaction, (xix) the ability to maintain the listing of G4G’s securities on a national securities exchange, (xx) the price of G4G’s securities may be volatile due to a variety of factors, including changes in the competitive industries in which G4G plans to operate or ZeroNox operates, variations in operating performance across competitors, changes in laws and regulations affecting G4G’s or ZeroNox’s business and changes in the combined capital structure, (xxi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xxii) the risk of downturns and a changing regulatory landscape. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of G4G’s registration on Form S-1 (File No. 333-261369), the registration statement on Form S-4 discussed above and other documents filed by G4G from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and G4G and ZeroNox assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither G4G nor ZeroNox gives any assurance that either G4G or ZeroNox or the combined company will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed transaction, Growth for Good filed the Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) on April 7, 2023, which includes a document that serves as a prospectus and a proxy statement of Growth for Good, referred to as a “proxy statement/prospectus.” The definitive proxy statement/prospectus will be filed with the SEC as part of the Registration Statement and will be sent to all Growth for Good stockholders as of the applicable record date to be established. Growth for Good may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF G4G ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by G4G through the website maintained by the SEC at www.sec.gov. The documents filed by G4G with the SEC also may be obtained by contacting G4G at 12 E 49th Street, 11th Floor, New York, NY 10017, or by calling (646) 450-1265.

Participants in Solicitation

G4G and ZeroNox and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from G4G’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transactions. You may obtain a free copy of these documents as described in the preceding paragraph.